EXHIBIT 99.10

PRESS RELEASE

TotalEnergies Launches the Largest Battery-Based Energy

Storage Site in France

Paris, December 21, 2021 – TotalEnergies has launched the largest battery-based energy storage facility in France. Located at the Flandres center in Dunkirk, this site, which responds to the need for grid stabilization, has a power capacity of 61 MW and a total storage capacity of 61 megawatt hours (MWh). It is made up of 27 containers of 2.5 MWh, designed and assembled by Saft, TotalEnergies’ battery affiliate which notably develops advanced batteries for industry.

This project was selected as part of the long-term tender launched by the French Electricity Transmission Network (RTE) in February 2020, where TotalEnergies was awarded battery storage capacities in France. The full commissioning of the site follows the start-up of a first 25 MW unit in January 2021.

A strong and proven industrial track record

The commissioning of this site marks a new step in the development of TotalEnergies' battery energy storage capabilities. With this project, TotalEnergies is contributing to:

▪	ensuring sufficient electricity supply in the national grid, especially during peak winter periods,
▪	guaranteeing grid security by providing fast reserve services[1],
▪	supporting the production of renewable energy by allowing more green electricity to be integrated into the grid.

"We are proud of the commissioning of the largest storage site in France and to be able to support RTE, the grid operator, in guaranteeing the stability of the grid and thus enabling the increased development of renewable energies", said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies. "With the success of this project and Saft’s expertise in batteries for energy storage, TotalEnergies intends to deploy its storage solutions in countries where the Company is actively developing renewable energies".

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity is more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

1 Fast reserve provides rapid delivery to offset an imbalance in the nominal frequency of 50Hz. Activation is automatic, within 15 to 30 seconds.

About Saft

Saft is a wholly owned subsidiary of TotalEnergies specialized in advanced technology battery solutions for industry, from the design and development to the production, customization and service provision. For more than 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Saft Contact

Antoine Frenoy, Media Relations

Phone : +33 1 58 63 16 60 l antoine.frenoy@saftbatteries.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).